UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Final Results

PEARSON 2011 PRELIMINARY RESULTS (UNAUDITED)

Financial performance
• Sales up 6% at CER in spite of tough trading conditions in many markets.
• Adjusted operating profit up 12% to £942m with growth in all businesses.
• Adjusted EPS up 12% to 86.5p (headline growth).
• Cash conversion remains strong at 104%; operating cash flow of £983m (£1,057m in 2010, which benefited from an unusually high working capital contribution).
• Return on invested capital of 9.1%, above Pearson's cost of capital; ROIC lower than in 2010 largely due to significant acquisition spend and higher cash tax.

Growth markets
• Digital revenues up 18% in headline terms to £2bn, now 33% of Pearson's sales. Substantial digital growth in all parts of Pearson including:
o Students using our digital learning programmes up 23% to 43m.
o Penguin eBook revenues up 106%; now 12% of total Penguin revenues.
o FT digital subscriptions up 29% to 267,000; approximately 44% of total paid circulation.

• Developing markets revenues up 24% in headline terms to $1bn ($834m in 2010), now 11% of Pearson's sales.

Efficiency
• Operating margins reach 16.1% (up 1.0% points)
• Average working capital: sales ratio improved to 16.9% (20.1% in 2010).

Investment
• Sustained organic investment of approximately £500m in new products and technologies.
• £896m invested in acquisitions including Schoolnet and Connections Education in North America and Global Education in China.
• Strong balance sheet (net debt of £499m) and approximately £1bn of headroom available for bolt-on acquisitions.

Dividend
• Dividend raised 9% to 42.0p, representing Pearson's 20th consecutive dividend increase.

Outlook
• Pearson expects to achieve continued sales and operating profit growth in 2012, in spite of tough trading conditions and rapid industry change.
• Revenues from digital and services businesses expected to exceed revenues from traditional publishing businesses in 2012.

Marjorie Scardino, chief executive, said: "The external environment provides a testing backdrop for these results, and all our industries face some degree of turbulence. But our strategy and long-term planning for change have helped us to another good year to add to our record of persistent out-performance. We believe those qualities, combined with the commitment and innovation of our people, will continue to serve our customers and our shareholders well."

FINANCIAL HIGHLIGHTS

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Business performance
Sales	5,862	5,663	4%	6%	1%
Adjusted operating profit*	942	857	10%	12%	7%
Adjusted earnings per share	86.5p	77.5p	12%

Operating cash flow	983	1,057	(7)%
Free cash flow	772	904	(15)%
Free cash flow per share	96.5p	112.8p	(14)%
Return on invested capital	9.1%	10.3%	(1.2)% pts
Net debt	499	430	(16)%
Statutory results
Sales	5,862	5,663	4%
Operating profit	1,226	743	65%
Profit before tax	1,155	670	72%
Basic earnings per share	119.6p	161.9p	(26)%
Cash generated from operations	1,093	1,169	(7)%
Dividend per share	42.0p	38.7p	9%
* Continuing operations

DIVISIONAL ANALYSIS

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales
North American Education	2,584	2,640	(2)%	1%	(1)%
International Education	1,424	1,234	15%	15%	4%
Professional	382	333	15%	17%	2%
FT Group	427	403	6%	8%	7%
Penguin	1,045	1,053	(1)%	1%	1%
Total	5,862	5,663	4%	6%	1%
Adjusted operating profit
North American Education	493	469	5%	9%	8%
International Education	196	171	15%	13%	2%
Professional	66	51	29%	31%	10%
FT Group	76	60	27%	22%	17%
Penguin	111	106	5%	8%	8%
Total continuing	942	857	10%	12%	7%

Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Sales and operating profit are stated on a continuing basis.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 15.

OUTLOOK

The external environment is likely to remain challenging in 2012, in the face of turbulent macroeconomic conditions and rapid structural change in our industries. However, we will once again make progress on our strategic goals of making Pearson more digital, more exposed to developing markets and more directly engaged in helping students succeed.

Our 2012 financial results will reflect the sale of our 50% stake in FTSE International (which contributed no sales, £20m of operating profit and 2.2p of adjusted EPS in 2011) and higher tax rates (after one-off benefits in 2011). At this early stage in the year we expect Pearson to achieve growth in sales and operating profits in 2012. Margins will reflect integration costs on acquisitions made in 2011 (which are expensed) and the FTSE sale. This guidance is struck at current exchange rates (£1:$1.59).

In Education, we expect to achieve continued growth in 2012. In North America, we anticipate modest growth in higher education as rapid take-up of our technology and services is partially offset by lower college enrolments and challenging conditions in the market for printed textbooks. We expect our Assessment and Information business to remain resilient as it prepares for the transition to next-generation Common Core assessments. We expect good growth in digital school programmes and services but another tough year for the School textbook publishing industry, which will continue to be affected by pressure on state budgets and delays in purchasing decisions during the transition to the new Common Core standards.

We expect our International education business to show good growth. Austerity measures will continue to affect education spending in much of the developed world, but we see significant opportunity in emerging markets in China, south-east Asia, Latin America, the Middle East and Sub-Saharan Africa - which together accounted for more than 40% of our International education revenues in 2011. Across our education company, we will be integrating acquisitions made in 2011 (and expensing the costs) and making a series of organic investments in fast-growing segments including digital learning, English language teaching and institutional services.

We expect our Professional education business to grow again, benefiting from the continued strength of our worldwide professional testing business. In the UK, government funding pressures and policy change relating to apprenticeships are creating a tough trading environment in professional training.

The FT Group's profits will be lower in 2012 than in 2011, reflecting the sale of our 50% stake in FTSE International and further actions weighted towards the first half of the year to accelerate the shift from print to digital. The Financial Times and The Economist Group (in which Pearson owns a 50% stake) are predicting weak advertising markets but strong growth in digital subscription revenues. Mergermarket will benefit from its high subscription renewal rates, although the outlook for M&A activity remains uncertain.

Penguin has performed strongly in recent years in the context of rapid structural change in the consumer publishing industry. We expect it to perform in line with the overall industry this year, facing tough conditions in the physical bookstore channel but helped by its strong position in digital. eBook revenues accounted for 12% of Penguin revenues worldwide in 2011, up from 6% in 2010, and we expect this percentage to increase significantly again in 2012.

Interest and tax. In 2012, our net interest charge will be broadly level with 2011. We anticipate our P&L tax charge against adjusted earnings to be in the 24-26% range with our cash tax rates around the same level.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2011 was £1:$1.60) has an impact of approximately 1.3p on adjusted earnings per share.

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                       + 44 (0)20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

FINANCIAL OVERVIEW

In 2011, Pearson increased sales by 4% in headline terms to £5.9bn and adjusted operating profit from continuing operations by 10% to £942m.

The headline growth rates were reduced by currency movements and helped by acquisitions. Currency movements reduced sales by £122m and operating profits by £16m. This was the result of the weakening of the US dollar and other currencies against sterling: we generated approximately 60% of our sales and profits in US dollars and the average exchange rate moved from £1:$1.54 in 2010 to £1:$1.60 in 2011. At constant exchange rates (ie stripping out the impact of those currency movements), our sales and adjusted operating profit grew 6% and 12% respectively.

Acquisitions, primarily in our education company, contributed £262m to sales and £39m to operating profits. This includes integration costs and investments related to our newly-acquired companies, which we expense.

Our underlying revenue and adjusted operating profit (ie stripping out the impact of both portfolio changes and currency movements) grew 1% and 7% respectively.

Our reshaping of Pearson continues to have a significant impact on our financial results. We sold Interactive Data in July 2010: it contributed seven months of sales, profits and cash in that year and none in 2011. We sold our 50% stake in FTSE International to the London Stock Exchange for net proceeds of £428m in December 2011: it contributed 2.2p to Pearson's earnings per share in 2011.

Our tax rate in 2011 was 22.4% compared to 25.2% in 2010 reflecting a non-recurring benefit from settlement of various prior year tax affairs.

We increased adjusted earnings per share by 12% in headline terms to 86.5p.

Cash generation. Headline operating cash flow declined by £74m as cash conversion returned to a more normalised rate of 104% (113% in 2010). The contribution to cash from working capital reduction was £39m (£149m in 2010, which was unusually high because in a strong adoption year pre-publication amortisation exceeded investment). Free cash flow declined by £132m to £772m, additionally reflecting higher tax payments following utilisation of the remaining available tax losses in 2010. Our average working capital to sales ratio improved by a further 3.2 percentage points to 16.9% reflecting the benefits of our shift to more digital and service-orientated businesses.

Return on invested capital. Our return on average invested capital was 9.1%, well ahead of our cost of capital. It was lower than the 2010 figure of 10.3%, due to several factors: the sale of Interactive Data, one of our least capital-intensive businesses; integration charges related to acquisitions; and an increased cash tax rate.

Statutory results. Our statutory results show an increase of £483m in operating profit to £1,226m (£743m in 2010).  Basic earnings per share were 119.6p in 2011, down from 161.9p in 2010, with the profits on the sale of FTSE International in 2011 not matching those for Interactive Data in 2010.

Balance sheet. Our net debt increased modestly to £499m (£430m in 2010). We benefited from the proceeds from the sale of FTSE International and strong cash generation, offset by acquisition investment of £896m and sustained investment in our businesses. Since 2000, Pearson's net debt/ EBITDA ratio has fallen from 3.9x to 0.5x and our interest cover has increased from 3.1x to 18.1x.

Dividend. The board is proposing a dividend increase of 9% to 42.0p, subject to shareholder approval. 2011 will be Pearson's 20th straight year of increasing our dividend above the rate of inflation. Over the past ten years we have increased our dividend at a compound annual rate of 7%, returning more than £2.5bn to shareholders. We have a progressive dividend policy: we intend to sustain our dividend cover at around 2.0x over the long term, increasing our dividend more in line with earnings growth.

	2006	2007	2008	2009	2010	2011	Average annual growth (headline)
Adjusted earnings per share	43.1p	46.7p	57.7p	65.4p	77.5p	86.5p	15%
Operating cash flow	£575m	£684m	£796m	£913m	£1,057m	£983m	11%
Return on invested capital	8.1%	8.9%	9.2%	8.9%	10.3%	9.1%	--

NORTH AMERICAN EDUCATION

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales	2,584	2,640	(2)%	1%	(1)%
Adjusted operating profit	493	469	5%	9%	8%

North American Education is Pearson's largest business, with 2011 sales of £2.6bn and operating profit of £493m. Building on our roots as a leading publisher of educational materials and provider of assessment services, we have made significant investments and changes to transform Pearson into a world-leading provider of learning technologies for students and enterprise services for educational institutions. These technology services - including LearningStudio (formerly known as eCollege), OpenClass, PowerSchool, the MyLabs, Data Solutions (Edustructures), Schoolnet and Connections Education - are the backbone of our strategy to help educators raise student performance and institutions become more effective. In 2011, our strength in digital and services businesses enabled us to perform ahead of our more traditional print publishing markets, which were adversely affected by state budget pressures and declines in college enrolments.

Key highlights in 2011 include:

Higher Education

•    The US higher education publishing market was broadly level with 2010, according to the Association of American Publishers, with solid revenue growth in public colleges offset by enrolment declines in for-profit colleges following changes in Federal regulations.

• Pearson gained share, benefiting from its lead in technology and customisation, and has now grown faster than the US higher education industry for 13 consecutive years.

•    Pearson's pioneering 'MyLab' digital learning, homework and assessment programmes grew strongly with student registrations in North America up 22% to almost 9 million.  Usage continues to grow strongly with graded submissions up 39% to more than 250m across the globe. Evaluation studies show that the use of MyLab programmes can significantly improve student test scores and institutional efficiency (http://bit.ly/ymMMAi).

•    We developed a new model of enterprise-wide support for online higher education with Arizona State University Online and Ocean Community College. Through these long-term partnerships, Pearson runs the full online learning programmes for these institutions and earns revenues based on the success of the institution and its students.

• Pearson LearningStudio increased fully-online student enrolments by 20% to 10m. Renewal rates remain high at more than 80% by value with fewer large accounts up for renewal in the year.

• We launched OpenClass, a dynamic, scalable and cloud-based Learning Management System which encourages social learning and is easy and free to use.

Assessment and Information

•    Revenues at our Assessment and Information division grew modestly in 2011.  State funding pressures and the transition to Common Core assessments continued to make market conditions tough for our state assessment and teacher testing businesses; these were offset by good growth in diagnostic and clinical assessments.

•    We signed several important contracts including state-wide student assessment contracts in New York, Kentucky, and Arizona; Race to the Top Florida formative assessment; Indiana educator licensing and Ohio pre-service teacher assessment. We also renewed three important contracts, extending our relationships with Virginia and Maryland for state-wide student assessments and with ETS to service state-wide assessments for California.

•    We signed an agreement with Stanford University to provide the capability to deliver the Teacher Performance Assessment (TPA)-a nationally available, web-based performance assessment for measuring the effectiveness of teacher candidates.

•    We delivered 13 million secure online tests in 2011 with strong growth in automated written and spoken assessment scoring volumes. We won the Online Assessment Readiness Tool contract from both the PARCC and SBAC Common Core consortia to help 45 states prepare for the transition to online assessments.

• PowerSchool supported more than 10 million students, up 6% on 2010, and developed its platform to enable 18 additional languages to be used on the PowerSchool parent portal.

•    Our clinical assessment business grew well, boosted by strong growth at AIMSweb, our progress monitoring service which enables early intervention and remediation for struggling students.  Usage of AIMSweb increased dramatically with 47 million assessments delivered in 2011, up more than 40%.

•    We acquired Schoolnet, a fast-growing and innovative education technology company that aligns assessment, curriculum and other services to help individualize instruction and improve teacher effectiveness. Schoolnet serves more than five million US pre K-12 students through partnerships with districts and states, supporting about one-third of America's largest cities.

School

•    The US school textbook publishing market declined 9% in 2011, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $650m in 2011 against $800m in 2010) and delays in purchasing decisions during the transition to the new Common Core standards.

•    Pearson gained share with a strong adoption performance boosted by our blended print-and-digital programmes including Writing Coach, Prentice Hall Math and enVisionMATH. We took an estimated 37% of new adoptions competed for (or 31% of the total new adoption market).

•    We acquired Connections Education which operates online K-12 schools in 21 states and a nationwide charter school programme. It served 33,200 students in 2011, up 43% from 2010.  Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

•    Successnet, our online learning platform for school teachers and students, generated more than six million registrations in 2011, up 5% on 2010. The number of assessments taken through Successnet increased by 32% to more than 11 million.

•    We continue to develop digital programmes, platforms and apps to boost achievement, access and affordability. We launched two major new school programmes aimed at meeting rising literacy standards under the Common Core:

o    i-lit (http://redefiningliteracy.com), a personalised digital reading programme. It combines our proven literacy model (with many students making two years of literacy growth in a single year), automated assessment capabilities and compelling literature from Penguin and Dorling Kindersley, all delivered through iPads.

o Pearson English Learning System, which benchmarks, monitors and tracks both student progress and teacher best practice to boost English language skills.

•    Poptropica (www.poptropica.com) is one of the largest virtual worlds for young children in the US and was named by Time as one of "The 50 Best Websites of 2011". Poptropica has up to 9.7 million monthly unique visitors from more than 130 countries.

INTERNATIONAL EDUCATION

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales	1,424	1,234	15%	15%	4%
Adjusted operating profit	196	171	15%	13%	2%

Our International Education company is active in more than 70 countries. It is a major focus of our strategy, and sales and profits have broadly doubled since 2007. Our strategy is to combine educational content, assessment, technologies and related services to help educational institutions become more effective and their students more successful. We expect to benefit from a series of powerful long-term global trends: increasing public and private spending on education (despite current pressures on public spending in developed markets); growing participation rates; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English as a global language. In 2011, we continued to make significant organic investments in expanding the footprint of Wall Street English in China and the roll-out of our school services business in India as well as incurring significant charges from the integration of acquisitions, most notably of SEB in Brazil.

Key highlights in 2011 include:

Global

•    Wall Street English, Pearson's worldwide chain of English language centres for professionals, increased student numbers by 9% to more than 190,000. We opened 19 new centres around the world, bringing the total number close to 450.

•    More than 0.9m students registered for our MyLab digital learning, homework and assessment programmes, an increase of 35%. They included more than 150,000 MyEnglishLab registrations, up 70%, and 28,000 registrations for our high school mathematics programme MathXL, a 54% increase.

•    We developed a new model of enterprise-wide support for online higher education with the University of New England (UNE) in Australia which will launch in 2012. The partnership enables UNE to expand its distance learning capacity and access to higher education and ties Pearson's revenue to the success of the institution and its students.

• Our Fronter learning management system grew strongly with new contracts won in Malta, Tasmania and Poland. Active users rose by 18% to 1.3 million and their logins by 11% to 154m.

•    Student test volumes for the Pearson Test of English Academic saw robust growth supported by recognition from almost 1,900 institutions including the Australian Department of Immigration & Citizenship and 95% of UK Universities.

•    The Organisation for Economic Co-operation and Development chose Pearson to develop a competency and assessment framework for the 2015 cycle of The Programme of International Student Assessment (PISA) tests, one of the world's most prestigious programmes of international tests.

Developing markets

•    In China, student enrolments at our Wall Street English centres increased 25% to 53,000, boosted by strong underlying demand and the launch of 11 new centres. Our students continue to rapidly acquire high-level English skills with average grade levels achieved by our students rising by 11% during 2011.

•    We acquired Global Education and Technology Group, a leading provider of test preparation services for English Language and other professional qualifications, for $155m in cash. Global Education has approximately 450 (115 owned and 335 franchised) learning centres in 150 cities across China.

•    In South Africa we gained share in school publishing, but market conditions were tougher than expected during a year of major curriculum reform. Student enrolments grew strongly at CTI, up 13% to 8,700, which continues to deliver significantly better completion rates than its peers and strong job placement rates of 70%. We delivered half a million secondary textbooks for Physics, Biology and History to all Government secondary schools in Uganda, one million Junior African Writer readers to the Ministry of Education in Sierra Leone and almost two million textbooks in five subjects to secondary schools in Zimbabwe.

•    In Brazil, we successfully completed the first stage of the SEB Pearson Sistemas integration with major investments and improvements across the business. Our Virtual Library grew strongly and now reaches 2 million students across 100 universities, and we entered the K12 publishing market. In Colombia, we implemented a bilingual teacher training program in several states and in Chile we won a contract to evaluate the national college admissions test.

•    In India, we incurred costs related to the acquisition of TutorVista and invested to grow the business. We have doubled the number of schools managed by TutorVista to 24 and the installations of its multimedia teaching tool Digiclass to approximately 10,000. Vocational and Professional enrolments at our IndiaCan joint-venture grew more than 50% to 86,000, with particular strength in spoken English, Chartered Accountancy, Engineering and MBA qualifications.

•    In the Middle East, our performance was boosted by sales of Reading Street and Scott Foresman Math in Saudi Arabian Schools; Giancoli Physics and Thomas Calculus along with strong MyLabs uptake in Turkish colleges; and Haeussler Mathematics and Hubert Engineering along with strong MyLab uptake in Egypt.

United Kingdom

•    Our UK business made solid progress during the year despite significant regulatory and policy changes in its markets, most notably in vocational and general qualifications, apprenticeships and in higher education.

•    We marked more than 5.7 million GCSE, A/AS Level and other examinations with 90% using onscreen technology. We marked more than 3.8 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2011 and have been selected to mark tests in 2012.

•    Our Bug Club digital reading programme for primary schools combines engaging phonics-based books with games, assessments and teacher diagnostic tools to boost reading enjoyment and comprehension. In 2011, more than 145,000 online users in almost 900 schools subscribed to Bug Club online.

•    We acquired EDI plc, a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments. Registrations for our own BTEC Apprenticeships more than doubled to 80,000 students.

Rest of World

•    We launched the Australian edition of our pioneering US digital maths curriculum, enVisionMATH. We have more local versions in development to bring high quality digital curriculum to new markets across the globe.

• In Italy, our new digital curriculum helped us gain significant share in lower secondary adoptions and to see good growth overall.

• In Germany, we acquired Stark Holding, a leading provider of education materials including test preparation resources for pupils and teachers.

•    In Japan, we faced major disruption following the March 2011 tsunami but maintained operations and achieved notable successes, particularly with the Versant Test of Communicative English and the launch of BTEC.

PROFESSIONAL

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales	382	333	15%	17%	2%
Adjusted operating profit	66	51	29%	31%	10%

Our Professional education business is focused on publishing, training, testing and certification for professionals. Over the past five years, we have increased operating profit from £27m in 2007 to £66m in 2011. We expect this business to benefit from rising demand for work-related skills and qualifications in both developed and developing markets, and from close connections with professional content and customers in other parts of Pearson.

Key highlights in 2011 include:

Professional testing

•    We continued to see good revenue and profit growth at Pearson VUE, which administered more than seven million tests during the year, benefiting from sales of additional services to customers and contractual fee increases. We won a number of new contracts including the Construction Industry Training Board in the UK, the National Council of Examiners for Engineering and Surveying in the US, and the HP certification examination worldwide.

•    We formed a joint venture with the American Council on Education to develop an online General Educational Development (GED) test aligned with new Common Core standards. The GED test measures an adult's high school level knowledge and skills in math, reading, writing, science and social science.

•    We launched a new touch-screen theory driving test for the Roads and Transport Authority for Dubai. The test is delivered in Arabic, English and Urdu. The new test follows the opening last year of a new Pearson VUE office in Dubai to meet the Middle East's demand for computer-based testing.

Professional training

•    Despite significant regulatory and policy changes in the apprenticeship market, Pearson in Practice successfully graduated its largest IT cohort and launched or enhanced several new apprenticeship programmes in logistics, construction, management and customer service, business and health.

•    We acquired TQ Holdings Ltd which provides technical education and training services to governments, institutions and corporations around the world with particular expertise in skills related to the defence, engineering, oil and gas and construction sectors.

Professional publishing

•    Our resilient performance in the US benefited from the breadth of our publishing and range of revenue streams, from online retail through digital subscriptions. As a result, digital products and services now account for more than 25% of our professional publishing revenues in the US. In some International markets such as Japan, professional publishers continued to face very challenging trading conditions.

•    In the US, we launched MyGraphicsLab which integrates 50 hours of videos, 250 creative projects, 50 presentations and 1,000 quiz questions with real-world assignments to prepare students for the job market.

FINANCIAL TIMES GROUP

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales	427	403	6%	8%	7%
Adjusted operating profit	76	60	27%	22%	17%

The FT Group is a leading provider of essential information in attractive niches of the global business information market. These include insight, news and analysis offered through a growing number of print, digital and mobile channels. In recent years, the FT Group has significantly shifted its business towards digital, subscription and content revenues, divested its data businesses and continued to invest in talent and services in faster-growing emerging markets. In 2011, the FT Group produced strong revenue and profit growth with digital and services now accounting for 47% of FT Group revenues, up from 25% in 2007. Content revenues comprised 58% of total revenues, up from 41% in 2007, while advertising accounted for 42% of FT Group revenues, down from 59% in 2007.

Key highlights in 2011 include:

Financial Times

•    The FT produced strong and accelerating growth in its digital readership with online subscriptions up 29% to 267,000, 2,000 direct corporate licences and FT.com registered users up 33% to more than 4 million. Combined paid print and digital circulation reached 600,000 in 2011, the highest circulation in the history of the FT. At the end of 2011, digital subscribers exceeded print circulation in the US for the first time. The Average Daily Global Audience across print and online grew 3% to 2.2m people worldwide, our largest audience ever.

•    Readership continues to migrate online and to mobile, which now generates 19% of traffic to FT.com. We launched FT web apps optimised for iPad and Android devices including a custom app for India. The web apps provide FT subscribers access to our content online and through mobile devices with a single subscription and data analytics allow us to better serve our customers. We also acquired Assanka, the FT's web app development partner, which we expect to yield benefits in FT Group and across Pearson.

• Advertising was generally weak and volatile with poor visibility. Growth in online advertising and the luxury category was offset by weakness in corporate advertising.

• FT Conferences had a very strong year, operating 75 events in 37 cities worldwide. Almost 9,000 senior executives from around the world attended these events.

•    We launched the FT Non-Executive Certificate (in partnership with Pearson Learning Studio and Edexcel) in April 2011, enrolling more than 100 students. The certificate is designed to aid the professionalisation of the sector and increase diversity on UK boards. It is the first fully accredited formal education product for Non-Executive Directors.

•    We extended the breadth and depth of the FT's premium subscription services through the launch of Brazil Confidential, extending our successful China Confidential franchise into another growth market; Medley Global Advisors (MGA) grew modestly despite challenging conditions for its customers due to new contract wins; Money-Media grew strongly fuelled by an increase in subscriptions and advertising.

Mergermarket

•    Mergermarket's strong editorial analysis continued to benefit from its global presence and product breadth. Usage increased, new sales grew and renewal rates were strong. Continued volatility in debt markets helped sustain the strong performance of Debtwire whilst volatile equity markets benefited dealReporter's event-driven strategy. Mergermarket saw strong growth in Asia-Pacific while MergerID continued to benefit from a broadening network of users and strong growth in transaction matches.

•    We launched a large number of new products, extending our reach into new geographies (US wealthmonitor, ABS Europe, dealReporter Middle East, dealReporter Russia Desk), new strategies (multi-strategy products), new coverage areas (municipal bonds, dividend arbitrage) and new platforms (mergermarketiPad app).

Joint ventures and associates

•    The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 1% to 1.49 million (for the July-December 2011 ABC period) with an additional digital circulation in excess of 100,000; total annual online visits increased to 165m, up 39% on 2010.

•    Business Day and Financial Mail (BDFM), our 50% owned joint-venture in South Africa with Avusa, improved profitability with revenue increasing by 10%.  The business benefited from growth in advertising and circulation revenues.

• We sold our 50% stake in FTSE International to the London Stock Exchange for net proceeds of £428m in December 2011. It contributed £20m to Pearson's operating profit in 2011.
PENGUIN

£ millions	2011	2010	Headline growth	CER growth	Underlying growth
Sales	1,045	1,053	(1)%	1%	1%
Adjusted operating profit	111	106	5%	8%	8%

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation. Market conditions in 2011 were tough following the collapse of two major customers: Borders in the US and the REDGroup in Australia and New Zealand. Despite this, Penguin achieved robust sales and profits and gained market share in each of its major markets - the US, the UK and Australia.

Key highlights in 2011 include:

Global

•    A strong and consistent publishing performance across imprints and territories produced market share gains in the US, UK and Australia, our three largest markets in a very challenging retail environment with the closure of more than 750 stores.

•    Growth in developing markets was boosted by the strength of the direct marketing channel and strong publishing in India, including its first 100,000 copy bestseller (Ravinder Singh's Can Love Happen Twice?). In China, Penguin launched a new English language publishing programme.

• Global publishing properties such as LEGO®, Wimpy Kid, Jamie Oliver and Kathryn Stockett's The Help sold in significant numbers in multiple markets.

• In January 2012, we acquired 45% of Companhia das Letras, a leading trade book publisher in Brazil, with whom we have an existing Classics publishing partnership.

Digital

•    eBook revenues doubled on the previous year and accounted for 12% of Penguin revenues worldwide, and more than 20% in the US, in 2011. Since the beginning of 2008, digital downloads of apps and ebooks across the group have totalled approximately 50 million.

•    Penguin continued to invest in digital innovation, launching more than 100 apps and enhanced eBooks, including Wreck this App, On the Road and Moshi Monsters, and a new global digital-only publishing programme, Penguin Shorts.

•    DK launched its first non-travel apps including the award-winning DK Human Body.  In January 2012 DK became the first consumer publisher to publish four iBooks2 titles using Apple's new authoring tool.

•    Penguin continued to invest in direct-to-consumer initiatives including new digital platforms for readers, specifically aNobii in the UK and Bookish in the US.  In Australia Penguin acquired the REDgroup's online business.  Penguin also signed its first author through its new self-publishing platform BookCountry. Its websites and social media channels around the world now have a global following of more than 11 million.

• Penguin continued to leverage Pearson-wide digital platforms to transform its internal publishing processes, enabling faster product development and greater re-use of content.

Publishing performance

•    In the US Penguin published a record 254 New York Times bestsellers including some of its repeat bestselling authors such as Tom Clancy, Patricia Cornwell, Ken Follett, Nora Roberts  and Clive Cussler, as well as new talent such as Deborah Harkness, Amor Towles and Eleanor Brown.  Kathryn Stockett's The Help was the bestselling title across the US industry selling five million copies in print and digital in its third year since publication.  The Young Readers' division had another strong year achieving a high of 41 New York Times bestsellers.

•    Penguin UK published 78 top ten bestsellers, an increase of 15 on 2010, including two of the top five industry titles with Jamie Oliver's 30-Minute Meals and Dawn French's A Tiny Bit Marvellous, and a robust performance by Penguin Children's who were named Children's Publisher of the Year in 2011.  For a second consecutive year, Jamie Oliver secured the coveted Christmas number one slot with Jamie's Great Britain.  Jeff Kinney's new Wimpy Kid title Cabin Fever sold 300,000 copies and was the fastest selling book of 2011.

•    DK's bestseller success continued in 2011 with its LEGO® titles dominating the bestseller charts including The LEGO® Ideas Book, LEGO® Star Wars Character Encyclopaedia and LEGO® Star Wars Visual Dictionary. Titles from authors such as Annabel Karmel, Karl Pilkington and Mary Berry and the MasterChef titles also performed strongly.

• In Australia, Penguin had the two top-selling titles across the industry with Jamie's 30-Minute Meals and Jeff Kinney's Cabin Fever and hit number one 24 times through the course of the year.

•    Penguin has a strong publishing list for 2012 with major new books from authors including Tom Clancy, Ken Follett, Charlaine Harris, Nora Roberts, Deborah Harkness, Junot Diaz, Kofi Annan, John Grisham and Richelle Mead in the US, and Jamie Oliver, David Walliams, Pippa Middleton, Dawn French, Marian Keyes, Clare Balding, Zadie Smith, Neil MacGregor, Michelle Paver, Philip Pullman and Jacqueline Wilson in the UK.  DK will launch more LEGO® titles including the Ninjago Character Encyclopaedia, LEGO® Batman:The Visual Dictionary and LEGO® Friends Brickmaster, as well as titles from bestselling authors such as Mary Berry and a new MasterChef title.  New digital properties for 2012 include Skylanders and global gaming franchise, Risen.

FINANCIAL REVIEW

Operating result
On a headline basis, sales from continuing operations increased by £199m or 4% from £5,663m in 2010 to £5,862m in 2011 and adjusted operating profit from continuing operations increased by £85m or 10% from £857m in 2010 to £942m in 2011.

On an underlying basis, sales increased by 1% in 2011 compared to 2010 and adjusted operating profit from continuing operations grew by 7%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2011, currency movements reduced sales by £122m (2%) and adjusted operating profit by £16m (2%) while portfolio changes increased sales by £262m (5%) and adjusted operating profit by £39m (5%).

Adjusted operating profit excludes amortisation of acquired intangibles, acquisition costs and gains and losses on acquisitions and disposals but includes the adjusted profits from discontinued operations.  Statutory operating profit (from continuing operations) increased by £483m or 65% from £743m in 2010 to £1,226m in 2011. Statutory operating profit includes intangible amortisation, acquisition costs and other gains and losses on acquisitions and disposals but does not include the contribution from discontinued operations.

On 16 December 2011 the FT Group completed the disposal of its 50% stake in FTSE International Limited (FTSE) realising a profit on sale of £412m. This profit on sale has been excluded from adjusted operating profit as explained above. In 2011 the share of profit from the investment in FTSE together with royalties received from FTSE by the FT Group prior to the date of sale contributed £20m to adjusted operating profit compared to £16m in the full year to 31 December 2010.

Net finance costs
Net finance costs reported in our adjusted earnings comprises net interest payable and net finance costs relating to post-retirement plans. Net interest payable in 2011 was £55m, down from £73m in 2010.  The reduction in floating market interest rates on US dollar and sterling borrowings, interest income on deposits in higher yielding currencies and the effect of lower average levels of net debt following the receipt of proceeds from the sale of Interactive Data in July 2010 all contributed to the lower interest charge. Net finance income relating to post-retirement plans was £3m in 2011 compared to a net charge of £12m in 2010.

Also included in the statutory definition of net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options and deferred consideration are excluded from adjusted earnings as they relate to future earn outs and similar payments on acquisitions and therefore do not reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2011, the total of these items excluded from adjusted earnings was a loss of £19m compared to a gain of £12m in 2010. The majority of the loss in 2011 relates to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale. In 2010 the gain arose largely from foreign exchange on US dollar denominated debt.

Taxation
The effective tax rate on adjusted earnings in 2011 was 22.4% as compared to an effective rate of 25.2% in 2010. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 26.5% in 2011 and 28% in 2010). These higher tax rates were offset by amortisation-related tax deductions and, in 2011, by prior year adjustments arising from settlements with tax authorities.

The reported tax charge on a statutory basis was £199m (17.2%) compared to a charge of £146m (21.8%) in 2010.  The reduction in the statutory rate is largely due to the low tax charge on the gain on disposal of FTSE together with the effect of the prior year adjustments referred to above. In total these two items outweighed the favourable effect in 2010 from recognition of tax losses and credits utilised in connection with the Interactive Data sale. The tax charge relating to that sale in July 2010 is included in the profit on discontinued businesses.

Tax paid in 2011 was £151m compared to £335m in 2010. The 2010 payment included £250m relating to the Interactive Data sale. After taking into account the Interactive Data sale, there were higher tax payments in 2011 in the US, following the use of the remaining available losses in 2010, and in the UK.

Discontinued operations
There are no discontinued operations in 2011. Discontinued operations in 2010 relate to Interactive Data Corporation which was sold in July 2010.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations.   The loss on translation of £44m in 2011 compares to a gain in 2010 of £173m. Although the Group is principally exposed to movements in the US dollar as a significant proportion of the Group's operations are based in the US, these movements have been less volatile over the course of the last two years and translation gains and losses have been relatively low. In 2010 the US dollar strengthened from an opening rate of £1:$1.61 to a closing rate at the end of that year of £1:$1.57. The dollar strengthened slightly again in 2011 closing at £1:$1.55.

Also included in other comprehensive income in 2011 is an actuarial loss of £64m in relation to post retirement plans. This loss arose largely because the discount rate assumptions used in the actuarial valuation contributed to an increase in the value of liabilities, offsetting further improvement in asset returns for the UK Group pension plan. In 2010 there was a gain of £71m which arose largely from improved asset returns.

Non-controlling interest
In 2011 there are non-controlling interests in the Group's businesses in South Africa, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group's Brazilian business, Sistema Educacional Brasiliero (SEB), was bought out in the first half of 2011. The non-controlling interest in 2010 comprised mainly the publicly-held share of Interactive Data for the period until its disposal in July 2010.

Cash flows
Operating cash flow reduced by £74m from £1,057m in 2010 to £983m in 2011. The reduction follows an exceptionally high level of cash conversion in 2010 (113%). Although operating cash flow was lower in 2011, the cash conversion was still a healthy 104% of adjusted operating profit.

The Group's net debt rose from £430m at the end of 2010 to £499m at the end of 2011. In 2011 we invested the proceeds received from the sale of Interactive Data in 2010 in new acquisitions (£896m) and also received £428m from the FTSE sale. The net effect of these transactions together with increased tax and dividend payments was largely offset by the cash generated from operating activities.

Pensions
Pearson operates a variety of pension plans. Our UK Group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits for continuing operations amounted to £93m in 2011 (2010: £102m) of which a charge of £96m (2010: £90m) was reported in operating profit and a net benefit of £3m (2010: net charge £12m) was reported against net finance costs.

The overall deficit on the UK Group plan of £5m at the end of 2010 has become a surplus of £25m at 31 December 2011. This decrease is principally due to continued deficit funding in the year together with improved asset performance. In total, our worldwide deficit in respect of pensions and post retirement benefits fell from a deficit of £148m in 2010 to a deficit of £141m at the end of 2011.

Dividends
The dividend accounted for in our 2011 financial statements totalling £318m represents the final dividend in respect of 2010 (25.7p) and the interim dividend for 2011 (14.0p).  We are proposing a final dividend for 2011 of 28.0p, bringing the total paid and payable in respect of 2011 to 42.0p, a 9% increase on 2010. This final 2011 dividend was approved by the Board in February 2012, is subject to approval at the forthcoming AGM and will be charged against 2012 profits. For 2011, the dividend is covered 2.1 times by adjusted earnings.

Return on invested capital (ROIC)
Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC decreased by 1.2 percentage points from 10.3% in 2010 to 9.1% in 2011. This decrease reflects: the impact of the Interactive Data disposal, reinvestment of proceeds which (after integration costs) yield lower returns in their first year, higher tax payments following utilisation of US tax losses and tax settlements.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report. The company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2011

		2011	2010
all figures in £ millions	note

Continuing operations

Sales	2	5,862	5,663
Cost of goods sold		(2,624)	(2,588)
Gross profit		3,238	3,075

Operating expenses		(2,457)	(2,373)
Profit on sale of associate	2	412	-
Share of results of joint ventures and associates		33	41
Operating profit	2	1,226	743

Finance costs	3	(97)	(109)
Finance income	3	26	36
Profit before tax	4	1,155	670
Income tax	5	(199)	(146)
Profit for the year from continuing operations		956	524

Discontinued operations

Profit for the year from discontinued operations	8	-	776

Profit for the year		956	1,300

Attributable to:
Equity holders of the company		957	1,297
Non-controlling interest		(1)	3

Earnings per share from continuing and discontinued operations (in pence per share)

Basic	6	119.6p	161.9p
Diluted	6	119.3p	161.5p

Earnings per share from continuing operations (in pence per share)

Basic	6	119.6p	66.0p
Diluted	6	119.3p	65.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2011

	2011	2010
all figures in £ millions

Profit for the year	956	1,300

Net exchange differences on translation of foreign operations	(44)	173
Currency translation adjustment disposed	-	13
Actuarial (losses) / gains on retirement benefit obligations	(64)	71
Tax on items recognised in other comprehensive income	3	(41)
Other comprehensive (expense) / income for the year	(105)	216

Total comprehensive income for the year	851	1,516

Attributable to:
Equity holders of the company	858	1,502
Non-controlling interest	(7)	14

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2011

		2011	2010
all figures in £ millions	note

Property, plant and equipment		383	366
Intangible assets	11	6,342	5,467
Investments in joint ventures and associates		32	71
Deferred income tax assets		287	276
Financial assets - Derivative financial instruments		177	134
Retirement benefit assets		25	-
Other financial assets		26	58
Trade and other receivables		151	129
Non-current assets		7,423	6,501

Intangible assets - Pre-publication		650	647
Inventories		407	429
Trade and other receivables		1,386	1,337
Financial assets - Derivative financial instruments		-	6
Financial assets - Marketable securities		9	12
Cash and cash equivalents (excluding overdrafts)		1,369	1,736
Current assets		3,821	4,167

Total assets		11,244	10,668

Financial liabilities - Borrowings		(1,964)	(1,908)
Financial liabilities - Derivative financial instruments		(2)	(6)
Deferred income tax liabilities		(620)	(471)
Retirement benefit obligations		(166)	(148)
Provisions for other liabilities and charges		(115)	(42)
Other liabilities	12	(325)	(246)
Non-current liabilities		(3,192)	(2,821)

Trade and other liabilities	12	(1,741)	(1,605)
Financial liabilities - Borrowings		(87)	(404)
Financial liabilities - Derivative financial instruments		(1)	-
Current income tax liabilities		(213)	(215)
Provisions for other liabilities and charges		(48)	(18)
Current liabilities		(2,090)	(2,242)

Total liabilities		(5,282)	(5,063)

Net assets		5,962	5,605

Share capital		204	203
Share premium		2,544	2,524
Treasury shares		(149)	(137)
Reserves		3,344	2,948
Total equity attributable to equity holders of the company		5,943	5,538
Non-controlling interest		19	67
Total equity		5,962	5,605

The condensed consolidated financial statements were approved by the Board on 26 February 2012.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2011

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2011
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Total comprehensive income	-	-	-	(38)	896	858	(7)	851
Equity-settled transactions	-	-	-	-	40	40	-	40
Tax on equity-settled transactions	-	-	-	-	3	3	-	3
Issue of ordinary shares under share option schemes	1	20	-	-	-	21	-	21
Purchase of treasury shares	-	-	(60)	-	-	(60)	-	(60)
Release of treasury shares	-	-	48	-	(48)	-	-	-
Put options over non-controlling interest	-	-	-	-	(63)	(63)	-	(63)
Changes in non-controlling interest	-	-	-	-	(76)	(76)	(40)	(116)
Dividends	-	-	-	-	(318)	(318)	(1)	(319)
At 31 December 2011	204	2,544	(149)	364	2,980	5,943	19	5,962
2010
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Total comprehensive income	-	-	-	175	1,327	1,502	14	1,516
Equity-settled transactions	-	-	-	-	50	50	-	50
Tax on equity-settled transactions	-	-	-	-	4	4	-	4
Issue of ordinary shares under share option schemes	-	12	-	-	-	12	-	12
Purchase of treasury shares	-	-	(77)	-	-	(77)	-	(77)
Release / cancellation of treasury shares	-	-	166	-	(166)	-	-	-
Changes in non-controlling interest	-	-	-	-	(6)	(6)	(231)	(237)
Dividends	-	-	-	-	(292)	(292)	(7)	(299)
At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2011

		2011	2010
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	15	1,093	1,169
Interest paid		(70)	(78)
Tax paid		(151)	(85)
Net cash generated from operating activities		872	1,006

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(779)	(535)
Acquisition of joint ventures and associates		(9)	(22)
Purchase of investments		(12)	(7)
Purchase of property, plant and equipment		(67)	(76)
Purchase of intangible assets		(77)	(56)
Disposal of subsidiaries, net of cash disposed		(6)	984
Proceeds on disposal of associates		428	-
Proceeds from the sale of investments		75	-
Proceeds from disposal of property, plant and equipment		9	-
Proceeds from disposal of intangible assets		3	-
Tax paid on disposal of subsidiaries		-	(250)
Interest received		10	10
Dividends received from joint ventures and associates		30	23
Net cash (used in) /generated from investing activities		(395)	71

Cash flows from financing activities
Proceeds from issue of ordinary shares		21	12
Purchase of treasury shares		(60)	(77)
Proceeds from borrowings		-	241
Liquid resources disposed		2	53
Repayment of borrowings		(318)	(13)
Finance lease principal payments		(8)	(3)
Dividends paid to company's shareholders		(318)	(292)
Dividends paid to non-controlling interest		(1)	(6)
Transactions with non-controlling interest		(108)	(7)
Net cash used in financing activities		(790)	(92)

Effects of exchange rate changes on cash and cash equivalents		(60)	(1)
Net (decrease) / increase in cash and cash equivalents		(373)	984

Cash and cash equivalents at beginning of year		1,664	680
Cash and cash equivalents at end of year		1,291	1,664

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. Included in the figures above are net cash generated from / (used in) discontinued operations as follows: operating activities £nil (2010: £85m); investing activities excluding net cash on disposal £nil (2010: £(35)m); financing activities £nil (2010: £49m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2011

1.   Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2010 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

The 2010 Annual Report refers to other new standards effective from 1 January 2011.  None of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2010 Annual Report.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2011. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors later in March 2012.  Accordingly, the financial information for 2011 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2010 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2010 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

2.   Segment information

The Group is organised into five business segments: North American Education; International Education; Professional; Financial Times Group (FT Group); and Penguin. The results of the Interactive Data segment are shown as discontinued for the period to disposal in July 2010.

	2011	2010
all figures in £ millions

Sales
North American Education	2,584	2,640
International Education	1,424	1,234
Professional	382	333
Pearson Education	4,390	4,207
FT Group	427	403
Penguin	1,045	1,053
Sales - continuing operations	5,862	5,663
Sales - discontinued operations	-	296
Total sales	5,862	5,959

Adjusted operating profit
North American Education	493	469
International Education	196	171
Professional	66	51
Pearson Education	755	691
FT Group	76	60
Penguin	111	106
Adjusted operating profit - continuing operations	942	857
Adjusted operating profit - discontinued operations	-	81
Total adjusted operating profit	942	938

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £2m (2010: £3m), the North American Education business made inter-segment sales to the other education businesses of £3m (2010: £nil) and the Professional business made inter-segment sales to the other education businesses of £9m (2010: £5m).

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.  In 2011 we have excluded a net gain of £435m comprising the gain on sale of FTSE, other gains on disposal of subsidiaries and investments and a gain on the stepped acquisition of a subsidiary in the International Education business. In 2010 we have excluded a profit of £1,037m relating to Interactive Data, which is disclosed in discontinued operations (note 8), a profit of £12m relating to a gain in fair values on a stepped acquisition by an associate and a loss of £10m relating to the part disposal of an interest in a subsidiary.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

2.   Segment information continued

Amortisation of acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the Group.

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	Penguin	Total
all figures in £ millions

2011

Adjusted operating profit - continuing	493	196	66	76	111	942
Other net gains and losses	29	(6)	-	412	-	435
Acquisition costs	(2)	(9)	-	(1)	-	(12)
Amortisation of acquired intangibles	(57)	(60)	(11)	(8)	(3)	(139)
Operating profit	463	121	55	479	108	1,226

2010

Adjusted operating profit - continuing	469	171	51	60	106	857
Other net gains and losses	-	(10)	-	12	-	2
Acquisition costs	(1)	(7)	(2)	(1)	-	(11)
Amortisation of acquired intangibles	(53)	(35)	(7)	(9)	(1)	(105)
Operating profit	415	119	42	62	105	743

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

Included in other gains and losses above in the FT Group segment is the disposal of the Group's 50% interest in FTSE which was completed on 16 December 2011. An analysis of the gain is shown below.

Gain on sale of FTSE in £ millions
Proceeds	428
Disposal costs	(1)
Net assets disposed	(15)
Gain on sale	412

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

3. Net finance costs

	2011	2010
all figures in £ millions

Net interest payable	(55)	(73)
Finance income / (costs) in respect of retirement benefits	3	(12)
Finance cost of put options and deferred consideration associated with acquisitions	(4)	-
Net foreign exchange (losses) / gains	(11)	9
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	-	-
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	1	2
- derivatives	(5)	1
Net finance costs	(71)	(73)

Analysed as:
Finance costs	(97)	(109)
Finance income	26	36
Net finance costs	(71)	(73)

Analysed as:
Net interest payable	(55)	(73)
Finance income / (costs) in respect of retirement benefits	3	(12)
Net finance costs reflected in adjusted earnings	(52)	(85)
Other net finance (costs) / income	(19)	12
Net finance costs	(71)	(73)

For the purposes of calculating adjusted earnings, we have excluded the finance costs of put options and deferred consideration as they relate to future earn outs and similar payments on acquisitions and don't reflect cash expended.

Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011
4. Profit before tax

		2011	2010
all figures in £ millions	note

Profit before tax - continuing operations		1,155	670
Add back: amortisation of acquired intangibles	2	139	105
Add back: acquisition costs	2	12	11
Add back: other net gains	2	(435)	(2)
Add back: other net finance costs / (income)	3	19	(12)
Adjusted profit before tax - continuing operations		890	772
Adjusted profit before tax - discontinued operations		-	81
Total adjusted profit before tax		890	853

5. Income tax

	2011	2010
all figures in £ millions

Income tax charge - continuing operations	(199)	(146)
Add back: tax benefit on amortisation of acquired intangibles	(44)	(35)
Add back: tax benefit on acquisition costs	(4)	(4)
Add back: tax charge / (benefit) on other net gains	19	(1)
Add back: tax (benefit) / charge on other net finance income	(5)	3
Add back: tax benefit on recognition of pre-acquisition and capital losses	-	(37)
Tax amortisation benefit on goodwill and intangibles	34	36
Adjusted income tax charge - continuing operations	(199)	(184)
Adjusted income tax charge - discontinued operations	-	(31)
Total adjusted income tax charge	(199)	(215)

Tax rate reflected in adjusted earnings	22.4%	25.2%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4). Also excluded from the adjusted income tax charge in 2010 is the tax benefit from recognition of pre-acquisition and capital losses as these do not relate to the Group's previous operating activities.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2011	2010
all figures in £ millions

Profit for the year from continuing operations	956	524
Non-controlling interest	1	5
Earnings from continuing operations	957	529
Profit for the year from discontinued operations	-	776
Non-controlling interest	-	(8)
Earnings	957	1,297

Weighted average number of shares (millions)	800.2	801.2
Effect of dilutive share options (millions)	1.7	1.8
Weighted average number of shares (millions) for diluted earnings	801.9	803.0

Earnings per share from continuing and discontinued operations
Basic	119.6p	161.9p
Diluted	119.3p	161.5p

Earnings per share from continuing operations
Basic	119.6p	66.0p
Diluted	119.3p	65.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortisation of acquired intangibles	Other net finance income / costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2011
Operating profit	2	1,226	-	(435)	12	139	-	-	942

Net finance costs	3	(71)	-	-	-	-	19	-	(52)
Profit before tax	4	1,155	-	(435)	12	139	19	-	890
Income tax	5	(199)	-	19	(4)	(44)	(5)	34	(199)
Profit for the year - continuing		956	-	(416)	8	95	14	34	691

Profit for the year - discontinued	8	-	-	-	-	-	-	-	-

Profit for the year		956	-	(416)	8	95	14	34	691

Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		957	-	(416)	8	95	14	34	692

Weighted average number of shares (millions)									800.2

Adjusted earnings per share									86.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Amortisation of acquired intangibles	Other net finance income / costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2010
Operating profit	2	743	81	(2)	11	105	-	-	938

Net finance costs	3	(73)	-	-	-	-	(12)	-	(85)
Profit before tax	4	670	81	(2)	11	105	(12)	-	853
Income tax	5	(146)	(31)	(38)	(4)	(35)	3	36	(215)
Profit for the year - continuing		524	50	(40)	7	70	(9)	36	638

Profit for the year - discontinued	8	776	(50)	(731)	-	5	-	-	-

Profit for the year		1,300	-	(771)	7	75	(9)	36	638

Non-controlling interest		(3)	-	(12)	-	(2)	-	-	(17)

Earnings		1,297	-	(783)	7	73	(9)	36	621

Weighted average number of shares (millions)									801.2

Adjusted earnings per share									77.5p

Other net gains and losses in the table above includes the tax benefit from recognition of pre-acquisition and capital losses (see note 5).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

8. Discontinued operations

On 29 July 2010, Pearson's 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data are included as discontinued operations in 2010. There are no discontinued operations in 2011.

The sales and profit for the year on discontinued operations are analysed below.

	2011	2010
all figures in £ millions

Sales by discontinued operations	-	296

Operating profit before intangible amortisation	-	81
Intangible amortisation	-	(8)
Finance income	-	-
Attributable tax expense	-	(28)
Profit after tax before sale of discontinued operations	-	45

Profit before tax on sale of discontinued operations	-	1,037
Attributable tax expense	-	(306)
Profit after tax on sale of discontinued operations	-	731

Profit for the year from discontinued operations	-	776
	-
Profit before tax	-	1,110
Attributable tax expense	-	(334)
Profit for the year from discontinued operations	-	776

Operating profit included in adjusted earnings	-	81
Finance income	-	-
Attributable tax expense	-	(31)
Profit for the year included in adjusted earnings	-	50
Intangible amortisation	-	(8)
Attributable tax benefit	-	3
Profit before tax on sale of discontinued operations	-	1,037
Attributable tax expense	-	(306)
Profit for the year from discontinued operations	-	776

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

8. Discontinued operations continued

The profit on sale of discontinued operations is analysed below:

	2011	2010
all figures in £ millions

Proceeds received	-	1,234
Costs	-	(43)
Net assets disposed	-	(141)
Profit on sale before cumulative translation adjustment	-	1,050
Cumulative translation adjustment	-	(13)
Profit on sale before tax	-	1,037
Attributable tax expense	-	(306)
Profit on sale after tax	-	731

9. Dividends

	2011	2010
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	318	292

The directors are proposing a final dividend of 28.0p per equity share, payable on 4 May 2012 to shareholders on the register at the close of business on 10 April 2012. This dividend, which will absorb an estimated £225m of shareholders' funds, has not been included as a liability as at 31 December 2011.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2011	2010

Average rate for profits	1.60	1.54
Year end rate	1.55	1.57

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

11. Intangible assets

	2011	2010
all figures in £ millions

Goodwill	5,199	4,568
Other intangibles	1,143	899
Total intangibles	6,342	5,467

12. Trade and other liabilities

	2011	2010
all figures in £ millions

Trade payables	(483)	(470)
Accruals	(569)	(581)
Deferred income	(678)	(559)
Other liabilities	(336)	(241)
Trade and other liabilities	(2,066)	(1,851)

Analysed as:
Trade and other liabilities - current	(1,741)	(1,605)
Other liabilities - non-current	(325)	(246)
Total trade and other liabilities	(2,066)	(1,851)

The deferred income balance comprises principally: cash received in advance for multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school and newspaper businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

13. Business combinations

In May 2011 the North American Education business acquired Schoolnet, a leading provider of data-driven education software for students and teachers. In June 2011, the International Education business completed the acquisition of EDI plc, a UK listed education services company operating primarily in the work based learning sector. In November 2011 the North American Education business acquired Connections Education, a company that operates online or virtual public schools in the US and in December 2011 the International Education business acquired Global Education and Technology Group, a leading provider of test preparation services for students in China who are learning English.

Also in the year to 31 December 2011, the Group completed the acquisitions of CTI Education in South Africa, Tutorvista in India, Stark Holding in Germany, TQ in the UK and various other smaller acquisitions.

Provisional values for the assets and liabilities arising from acquisitions completed in the year together with adjustments to prior year acquisitions are set out below.

Schoolnet		EDI	Connections	Global Ed	Other	Total
all figures in £ millions

Property, plant and equipment	1	4	4	9	3	21
Intangible assets	56	57	141	1	120	375
Intangible assets - Pre-publication	-	-	9	-	(1)	8
Inventories	-	-	-	-	2	2
Trade and other receivables	4	14	22	4	14	58
Cash and cash equivalents	2	10	8	90	41	151
Financial liabilities - Borrowings	-	-	-	-	(9)	(9)
Trade and other liabilities	(8)	(16)	(13)	(21)	(57)	(115)
Current income tax liabilities	-	-	-	-	(2)	(2)
Net deferred income tax liabilities	(15)	(13)	(51)	-	(17)	(96)
Provisions for other liabilities and charges	-	-	-	-	(78)	(78)
Retirement benefit obligations	-	(1)	-	-	(3)	(4)
Non-controlling interest	-	-	-	-	(1)	(1)
Net assets acquired at fair value	40	55	120	83	12	310
Goodwill	102	60	130	103	225	620
Increase in fair value of previously held interest arising on a stepped acquisition	-	-	-	-	(15)	(15)
Total	142	115	250	186	222	915
Satisfied by:
Cash	(142)	(115)	(250)	(186)	(220)	(913)
Net prior year adjustments	-	-	-	-	(2)	(2)
Total consideration	(142)	(115)	(250)	(186)	(222)	(915)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

13. Business combinations continued

The net cash outflow on acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash - Current year acquisitions	(913)
Deferred payments for prior year acquisitions and other items	(5)
Cash and cash equivalents acquired	151
Acquisition costs paid	(12)
Net cash outflow on acquisitions	(779)
In total, acquisitions completed in the year contributed an additional £129m of sales and £9m of operating profit before acquisition costs and intangible amortisation. If the acquisitions had completed on 1 January 2011 then we estimate that sales for the year would have been £6,042m and profit before tax would have been £1,163m.

14. Net debt

	2011	2010
all figures in £ millions

Non-current assets
Derivative financial instruments	177	134
Current assets
Derivative financial instruments	-	6
Marketable securities	9	12
Cash and cash equivalents (excluding overdrafts)	1,369	1,736
Non-current liabilities
Borrowings	(1,964)	(1,908)
Derivative financial instruments	(2)	(6)
Current liabilities
Borrowings	(87)	(404)
Derivative financial instruments	(1)	-
Total net debt	(499)	(430)

Pearson repaid its $500m 7.0% Global Dollar Bonds on maturity in June 2011.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

15. Cash flows

		2011	2010
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		956	1,300
Income tax		199	480
Depreciation and amortisation charges		257	246
Loss on sale of property, plant and equipment (PPE)		-	3
Profit on sale of subsidiaries, associates & investments		(427)	(1,027)
Profit on stepped acquisition of subsidiaries		(8)	-
Acquisition costs		12	11
Net finance costs		71	73
Share of results of joint ventures and associates		(33)	(41)
Share-based payment costs		40	39
Net foreign exchange adjustment from transactions		24	(3)
Pre-publication		2	29
Inventories		15	37
Trade and other receivables		(9)	(82)
Trade and other liabilities		31	165
Retirement benefit obligations		(65)	(64)
Provisions		28	3
Net cash generated from operations		1,093	1,169

Dividends from joint ventures and associates		30	23
Net purchase of PPE including finance lease principal payments		(66)	(79)
Net purchase of intangible assets		(74)	(56)
Operating cash flow		983	1,057
Operating tax paid		(151)	(85)
Net operating finance costs paid		(60)	(68)
Free cash flow		772	904
Dividends paid (including to non-controlling interests)		(319)	(298)
Net movement of funds from operations		453	606
Acquisitions and disposals (net of tax)		(420)	150
Purchase of treasury shares		(60)	(77)
New equity		21	12
Other movements on financial instruments		(8)	2
Net movement of funds		(14)	693
Exchange movements on net debt		(55)	(31)
Total movement in net debt		(69)	662
Opening net debt		(430)	(1,092)
Closing net debt	14	(499)	(430)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2011

16. Return on invested capital (ROIC)

		2011	2010
all figures in £ millions	note

Adjusted operating profit	2	942	938
Less: operating tax paid	15	(151)	(85)
Return		791	853

Average: Goodwill		6,212	6,071
Average: Other non-current intangibles		1,472	1,270
Average: Intangible assets - Pre-publication		635	665
Average: Tangible fixed assets and working capital		412	309
Average: Total invested capital		8,731	8,315

ROIC		9.1%	10.3%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson's business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

17. Related parties

Apart from transactions with the group's associates and joint ventures including the sale of FTSE (see note 2), there were no other material related party transactions and no guarantees have been provided to related parties in the year.

18. Events after the balance sheet date

There were no significant post balance sheet events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 February 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary